

February 3, 2011

Mr. Eric Schmidt
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

> **Re: Google, Inc.**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **Filed on October 29, 2010**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed on February 12, 2010**
> **File No. 000-50726**

Dear Mr. Schmidt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief